Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Cimarex Energy Co.:

We consent to the incorporation by reference in the registration statement (No. 333-162051) on Form S-3, as amended with the filing of this Post-Effective Amendment No. 2, of Cimarex Energy Co. of our reports dated February 22, 2012, with respect to the consolidated balance sheets of Cimarex Energy Co. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Cimarex Energy Co., incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado
March 19, 2012